AAR CORP.	Robert J. Regan
Vice President
General Counsel and Secretary

May 7, 2015

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisition

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             AAR CORP.
Schedule TO-I filed April 27, 2015
SEC File No. 005-20840

Dear Mr. Duchovny:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing in your letter dated May 5, 2015 addressed to Robert J. Minkus of Schiff Hardin LLP, the Company’s outside counsel.  Following submission of this letter, the Company will file Amendment No. 1 to its Schedule TO-I to make the changes described in our responses below, as well as to incorporate by reference in the Offer to Purchase the investor presentations contained in the Current Report on Form 8-K that the Company filed yesterday.

For the convenience of your review, we have set forth the comments contained in your comment letter above each of the Company’s corresponding responses.

Offer to Purchase

Cover

Comment

1.                                      It appears that you are relying on the relief granted in Alliance Semiconductor Corporation (September 22, 2006) to conduct your offer.  If so, please revise your cover page to disclose the maximum number of shares that may be purchased in the offer.

1100 N. Wood Dale Road  Wood Dale Illinois  60191  USA  Tel 1-630-227-2000

Direct Line 1-630-227-2050  Fax 1-630-227-2059

Email rregan@aarcorp.com

Response

We have revised the third paragraph of the cover page of the Offer to Purchase to read as follows:

“Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $29.00 per share, the minimum price under the Offer, the maximum number of shares that will be purchased under the Offer is 4,655,172.  Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $32.00 per share, the maximum Purchase Price under the Offer, the minimum number of shares that will be purchased under the Offer is 4,218,750.”

This is consistent with the disclosure that appears elsewhere in the Offer to Purchase (e.g., pages vi, x, 3 and 21).

Summary Term Sheet, page vi

Comment

2.                                      We note that the third q&a on page vii states that you may terminate the offer if “in [your] judgment” a condition is “unlikely to be satisfied.”  Please remove this language.  The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Response

We have deleted the language “or, in our judgment is unlikely to be satisfied,” in the third Q&A on page vii.  We made the same change under Section 15, “Extension of the Offer; Termination; Amendment,” on page 31 of the Offer to Purchase, which is the only other place it appeared.

Comment

3.                                      On a similar note, we note the condition in the first bullet point on page x of your summary term sheet can only be determined by you and is subject to your action and your sole discretion.  Please delete or revise the condition in such a way that the offer is not rendered illusory.

Response

We have revised the condition in the first bullet point on page x to clarify that our determination must be made “in our reasonable judgment.”  This is consistent with the way the condition is expressed in Section 7, “Conditions of the Offer,” on page 18 of the Offer to Purchase.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2050, Michael J. Sharp, the Company’s Chief Accounting Officer, at (630) 227-2110 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584.

Very truly yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary
AAR CORP.